Exhibit 99.25

FIELD TRIP PSYCHEDELICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2020

AND

THE PERIOD FROM APRIL 2, 2019 (DATE OF INCORPORATION) TO

SEPTEMBER 30, 2019

(Expressed in Canadian dollars, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2020 AND PERIODS ENDED

SEPTEMBER 30, 2019

DATED: NOVEMBER 30, 2020

This management’s discussion and analysis (“MD&A”) for the three and six months ended September 30, 2020 and periods ended September 30, 2019, provides detailed information on the operating activities, performance and financial position of Field Trip Psychedelics Inc. (the “Group”, the “Company” or “Field Trip”) . This discussion should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended September 30, 2020 and periods ended September 30, 2019 and the audited consolidated financial statements and accompanying notes for the period from April 2, 2019 (date of incorporation) to March 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars, unless otherwise noted.

The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2021, is referred to as the “current fiscal year”, “fiscal 2021”, or using similar words. The Company’s current three months ended September 30, 2020, is referred to as the “current fiscal quarter, “second quarter of fiscal 2021”, or using similar words.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	the impact of the COVID-19 pandemic;

•	the business objectives of the Company and its research and development activities;
•	the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, PTSD, addiction and other mental health conditions;
•	the funds available to the Company and the use of such funds;
•	the ability of the Company to operate as a going concern if there are any changes in laws or regulatory requirements;
•	the healthcare industry in Canada and the United States;
•	patient acceptance and referrals to the Company’s clinics;
•	the approval of regulatory bodies of psychedelic substances other than ketamine, including MDMA and psilocybin, for the treatment of various health conditions;
•	the ability of the Company to complete and operate the Jamaica Facility;
•	the ability of the Company to complete and operate its clinical expansion plan;
•	the ability of the Company to achieve anticipated revenues from its operations;
•	the ability of the Company to secure qualified employees, contractors and other required personnel;
•	the ability of the Company to complete and operate the New York Clinic, Santa Monica Clinic, Chicago Clinic and additional clinics;
•	the ability of new clinics to offer technology-enabled, Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy services;
•	the ability of the Company to develop proper protocols to incorporate the use of additional psychedelic medicines as they are legalized and approved for use;

•	the development, patentability and viability of FT Discovery molecule FT-104;

•	the ability of FT Discovery to translate and utilize patient data to design new molecules to improve future patient outcomes;
•	the ability of the Company to prepare sufficient new drug application, as required, prior to initiating any clinical trials for FT-104;
•	the ability of the Company to enroll an increasing number of patients to meet eligibility requirements in a scenario where FT-104 advances to clinical testing and through to more complex clinical trials;
•	the ability of the Company to obtain regulatory approvals prior to each clinical trial;
•	the ability of the Company to provide effective management services to physicians owning physician-owned clinics;
•	the ability of the Company to generate patient member growth;
•	compliance with applicable laws and the ability to obtain any permits or other authorizations that may be required in the future;
•	the expected adoption of any incentive option plans or other equity incentive plans;
•	the expected entry into any employment contracts;
•	controlled substances laws; and
•	reliance on third parties.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur.

In evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in this MD&A. Some of these risks and assumptions include, among others: the ability of the Company to secure additional financing for current and future operations and capital projects, as needed; the Company’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in the Company’s industry; foreign currency exchange rate fluctuations and its effects on the Company’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares, and the liquidity and dilution of the Common Shares; the impact of the COVID-19 pandemic; the Company’s limited operating history; the speculative nature of an investment in the Common Shares; risks inherent in the nature of the health clinic industry; non-compliance with laws; medical personnel operating out of Company’s clinics; unfavourable publicity or consumer perception; patient acquisitions; development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; reliance on third parties; intellectual property; competition; litigation; insurance coverage; the Company being a holding company; a significant number of Common Shares being owned by a limited number of existing shareholders; the industry being difficult to forecast; market volatility; use of funds; conflicts of interest; enforcement of legal rights; emerging market risks; agriculture risks; violations of laws and regulations related to drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; difficulty in enforcing judgments and effecting service of process on directors and officers; any other risks described in this MD&A and described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

Although the forward-looking statements contained in this MD&A are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements. Any forward-looking statements represent our estimates only as of the date of this MD&A and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

OVERVIEW

Business of the Company

Field Trip is the global leader in the development and delivery of psychedelic therapies. We focus on blending operational execution with strategic investment across all aspects of the psychedelics value chain. With Field Trip Discovery leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics, Field Trip Health hubs for psychedelic therapies opening across North America, and Field Trip Digital building the digital and technological tools to support psychedelic experiences and consciousness expansion, we help people, from those in treatment to those seeking accelerated personal growth, with a simple, evidence-based way to heal and heighten engagement with the world.

Advanced Research and Drug Development

FT Discovery is focused on research and development of psychedelic-inspired regulated medicines. FT Discovery has two independent activities: (i) developing custom synthetic molecules targeting serotonin 5HT2A receptors, which are, in part, implicated in mood disorders; and (ii) conducting research and development related to the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi, in collaboration with the University of West Indies (“UWI”) at our Jamaica Facility located on the UWI campus. Further, FT Discovery anticipates that insights relating to the administration of psychedelics and psychedelic-assisted psychotherapy within the Clinics can be integrated in the development of novel drug products innovated within FT Discovery.

Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic therapy combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing.

FT-104 is the first drug candidate in development by FT Discovery. FT-104 is a next generation, synthetic psychedelic molecule whose design is, in part, based on classical serotonin 2A psychedelics. Patents are pending on FT104’s structure, formulation and use in treating a variety of central nervous system disorders.

Field Trip Health Centers

Field Trip Health is focused on: (i) building out the clinical infrastructure needed to deliver psychedelic therapies at scale; and (ii) developing digital tools to enhance and optimize the therapeutic experience in our health centers and beyond.

Through our Field Trip Health subsidiaries, we are seeking to create a global brand of trusted clinics for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions. Ketamine was the first psychedelic administered to patients in conjunction with our custom developed psychotherapy protocol. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy program. More specifically, Field Trip offers or plans to offer the following types of therapy:

•	Ketamine-enhanced psychotherapy (“KEP”) is a clinic-based treatment that combines the administration of ketamine with psychotherapy sessions to accelerate the process of discovery, understanding and catharsis. KEP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music.

•	Psychedelic-enhanced psychotherapy combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KEP is a type of psychedelic-enhanced psychotherapy.

•	Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-enhanced psychotherapy, including KEP, or may be employed on its own to integrate patient experience outside of a clinical setting.

While the use of ketamine in KEP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As existing psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic-enhanced psychotherapy.

Currently, Field Trip operates and owns a clinic in Toronto, Ontario, and operates clinics in New York, New York, Santa Monica, California and Chicago, Illinois through physician practices or professional medical corporations (PCs) which are owned solely by state-licensed physicians. The PCs’ results are consolidated with Field Trip since we effectively control these entities (see Note 2 Basis of Presentation in our unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020 for a detailed discussion of the basis for consolidation).

Digital Teletherapy Tools: Trip and Portal

Field Trip Digital has developed Trip, a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores, and Portal, a digital health platform to support clients participating in psychedelic therapies at Field Trip Health centers. During our early launch of Trip, Field Trip has onboarded over 3,600 active users organically through word of mouth, with very positive early user feedback. Portal is a next generation telehealth platform that connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. The feature-sets of both platforms are expected to grow significantly in the coming fiscal year.

Regulatory Environment

Advanced Research and Drug Development

In order to develop regulated medicines, FT Discovery’s process must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which Field Trip operates, including Jamaica. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

Jamaica

Research conducted by FTNP at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division. In addition to GLP and cGMP, research involving human subject is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica as outlined in the Food and Drugs Act, 1964.

Canada

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

•	Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•	Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•	Clinical Trials — Phase 1 - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•	Clinical Trials — Phase 2 - Phase 2 trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•	Clinical Trials — Phase 3 - If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•	New Drug Submission - If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations;

•	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

•	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application (“NDA”); and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

Given the early stage of FT Discovery’s product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market our future products. We currently have no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. We have not yet completed later stage clinical trials for any of our product candidates (see Drug Development Risks in the Risks and Uncertainties section of this MD&A for a more detailed discussion of the risks involved).

Field Trip Health Centers

The Canadian psychedelic therapy industry is an emerging market and serves a medical market only. In Ontario, physicians working in medical clinics are regulated by the College of Physicians and Surgeons of Ontario, via the Regulated Health Professions Act, 1991 (Ontario) and the Medicine Act, 1991 (Ontario).

Ketamine clinics in the State of New York that are owned solely by New York-licensed physicians are organized as physician practices or PCs. PCs in the State of New York are overseen by the New York State Education Department, Office of the Professions, State Board for Medicine (the “NY Medical Board”). Laws that apply specifically to PCs in the State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”) §§ 59.1 et. seq. and 8 NYCRR §§ 60.1 et. seq. The New York Clinic is likely to utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. Physician assistants are also subject to oversight of the NY Medical Board (and subject to laws codified at New York Education Law (“NYEL”) §§ 6540 et. seq.) and nurse practitioners are subject to oversight of the New York State Education Department, Office of the Professions (“NYOP”), State Board for Nursing (and subject to laws codified at NYEL §§ 6900 et. seq. and additional regulation that apply only to nurses at NYCRR §§ 64.1 et. seq.). Psychologists are licensed by the NYOP, State Board for Psychology (and subject to additional laws and regulations codified at NYEL §§ 7600 et. seq. and 8 NY CRR §§ 72.1 et. seq.), and psychotherapists are licensed by the NYOP, State Board for Mental Health Practitioners (and subject to additional laws and regulations codified at NYEL §§ 8400 et. seq. and 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12 et. seq.).

Similarly, ketamine clinics in the State of California that are owned solely by California -licensed physicians are organized as California professional medical corporations or PCs, while unlicensed persons are able to participate in a medical practice via a management service company. The Medical Board of California (the “CA Medical Board”) regulates physicians and surgeons under the Business and Professions Code, §2190.5. The CA Medical Board also regulates medical assistants, while nurses, nurse practitioners and certain psychotherapists are regulated by the Board of Registered Nursing. Psychologists are licensed by the California Board of Psychology.

In the State of Illinois, the Illinois Department of Financial and Professional Regulation (“IDFPR”) regulates physicians and surgeons under the Medical Practice Act (225 ILCS 60/2) and Medical Corporations under the Medical Corporation Act (805 ILCS 15/1). The IDFPR also regulates nurses under the Nurse Practice Act (225 ILCS 65/), psychologists under the Clinical Psychologist Licensing Act (225 ILCS 15/), and both licensed professional counselors and licensed clinical professional counselors under the Illinois Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1).

In states where ketamine clinics are physician-owned or PCs, Field Trip Health USA Inc. will provide management services to the physician practice that will own the Clinics located in the United States. The relationship between Field Trip Health USA Inc. and the physician practice that it manages is subject to various standards of corporate practice and fee-splitting rules.

On November 3, 2020, Oregon, through Measure 109, became the first state in the United States to decriminalize the possession of all illegal drugs and also legalize the use of psilocybin—the active ingredient in hallucinogenic mushrooms—for mental-health treatment. Measure 109 requires the Oregon Health Authority to create a licensing system that will create a regulated program for the cultivation of psilocybin-producing mushrooms and the provision of supervised psilocybin therapy, effectively creating the first legal market for psilocybin therapies in North America.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During the second fiscal quarter, Field Trip completed brokered and non-brokered private placements of an aggregate of 6,333,656 Class A shares in the capital of Field Trip, at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $12,667,312 (the “Financing”). Funds for these private placements were received in two tranches.

As at September 30, 2020, Field Trip reported cash and cash equivalents of $14,042,025, which included $11,033,448 gross proceeds from the first tranche of financing and $1,638,670 in other receivables, which primarily related to the second tranche funds from the Financing held in escrow and released in October.

On October 1, 2020, Field Trip completed its previously announced going public transaction via a reverse takeover and began trading on the Canadian Securities Exchange (the “CSE”) under the stock symbol “FTRP”, as well as the OTCBB under the symbol FTRPF.

With its strong cash position and recent listing, Field Trip is well-positioned to execute on its corporate strategy of building an integrated psychedelics company.

FT-104

Preliminary results for FT-104 demonstrate that FT-104 is similar in potency to psilocybin, but may provide a significantly shorter duration of psychedelic experience relative to psilocybin (in the range of two to four hours, which is approximately half the duration of psilocybin), making it a more convenient and potentially preferable option for psychedelic therapy. FT-104 is concurrently undergoing optimization and cGMP scale-up, as well as pre-clinical evaluation, both of which are expected to be completed by June 2021. Field Trip anticipates that FT-104 will enter into Phase 1 clinical trials in the second half of calendar year 2021.

Psilocybin-producing Fungi Research and Cultivation

Since January 2020, Field Trip has successfully cultivated 24 varieties (from 13 different species) of psilocybin-producing fungi and truffles at its Jamaica Facility. The purpose of the Jamaica Facility is to optimize the cultivation techniques and operating procedures for psilocybin-producing fungi and develop the analytical tools and techniques to ensure the safe use of domesticated species in psychedelic therapy in jurisdictions (states or countries) as markets for psilocybin-producing fungi continue to emerge. Field Trip anticipates utilizing such techniques and operating procedures at Field Trip Health’s Amsterdam location, as well as planned operations in the State of Oregon, following the passage of Measure 109, which will effectively create the first legal market of psilocybin therapies in North America.

In addition, Field Trip will seek to identify and quantify total tryptamine content, including psilocybin and other tryptamine analogues that may play a role in the psychedelic experience, and use this knowledge to optimize production of reproducible and well-characterized psychedelic botanical medicines. Further, any new substances identified during these efforts, may lead to promising new candidates for drug development.

Field Trip Health Centers

During the second fiscal quarter, following the successful opening of its Toronto location in March 2020, Field Trip opened Field Trip Health centers in the United States with locations in New York and Santa Monica. In October 2020, Field Trip completed construction at its Chicago location and expects to begin providing therapies to people in December.

Field Trip also announced that it has entered into a lease to build a Field Trip Health center in Amsterdam, Netherlands, which will provide programs utilizing truffles containing psilocybin, which are legal in The Netherlands. Field Trip has also entered into two additional leases in Atlanta and Houston, exceeding its target of six Field Trip Health centers in calendar year 2020.

In October 2020, Field Trip entered into a strategic partnership with the Heroic Hearts Project (“HHP”), an international non-profit organization that connects military veterans struggling with mental trauma to psychedelic therapies, entered into a strategic relationship to increase access to, and awareness of, psychedelic therapies for veterans struggling from mental health disorders such as PTSD. Under the terms of the relationship, HHP will be conducting active outreach and education programs for military veterans about the therapeutic potential of ketamine-assisted psychotherapy.

Digital Teletherapy Tools: Trip and Portal

During the second fiscal quarter, Field Trip also launched the Trip, a mobile app that provides users with a framework and tools to make the most of self-directed consciousness-expanding activities such as meditation and breathwork. Trip was released to users on Apple and Android platforms and has over 3,600 active users. Field Trip also launched Portal, a proprietary digital tool designed to complement its in-person therapeutic experience. Portal provides users with content, information, meditations and synchronous and asynchronous communication tools for people in its psychedelic therapies and programs.

Effects of COVID-19 Pandemic on Operations

Overall, Field Trip was not significantly affected by the COVID-19 pandemic, despite the temporary closure of the Toronto clinic in March 2020. Although restrictions delayed construction on the New York and Los Angeles Field Trip Health centers, the delays were not significant and operations in its existing and planned Field Trip Health centers continue in earnest. As the COVID-19 pandemic has resulted in an estimated 300% increase in the incidence of depression in the US1, Field Trip anticipates that it will see an increase in expected long-term demand for its depression related psychedelic therapies, particularly as case counts start to diminish in the future. However, Field Trip anticipates that financial results and operations for the forthcoming fiscal quarters may be negatively impacted by the COVID-19 pandemic as restrictions limit people’s ability to seek non-essential health services.

SELECTED CONSOLIDATED FINANCIAL DATA

(unaudited)	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Revenue	94,532	-	118,131	-
Operating Expenses
General and administration	2,182,144	411,686	3,536,064	564,331
Occupancy costs	111,877	59,342	175,660	73,472
Sales and marketing	268,475	43,582	420,307	43,582
Research and development	745,989	-	1,480,991	-
Depreciation and amortization	269,578	33	479,338	33
Patient services	232,114	-	289,089	-
	3,810,177	514,643	6,381,449	681,418
Other Income (Expenses)
Finance expense	(58,373)	-	(93,357)	-
Other expense	(158,426)	-	(534,673)	-
Net Loss	(3,932,444)	(514,643)	(6,891,348)	(681,418)
Net Loss per Share - Basic and Diluted	(0.16)	(0.08)	(0.28)	(0.11)
Cash (including Restricted Cash)	14,042,025	1,057,334
Other Receivables	1,984,044	7,297
Total Assets	22,468,694	1,175,561
Total Non-Current Financial Liabilities	2,976,316	-
Distributions	-	13,596

1Ettman CK, Abdalla SM, Cohen GH, Sampson L, Vivier PM, Galea S. Prevalence of Depression Symptoms in US Adults Before and During the COVID-19 Pandemic. JAMA Network Open. 2020;3(9):e2019686. doi:10.1001/jamanetworkopen.2020.19686

RESULTS OF OPERATIONS

For the Second Quarter of Fiscal 2021

Overview

Since inception, we have incurred losses while opening our North American clinics, advancing the research and development of our products and developing digital tools such as Tripp App and our patient portal to complement in-clinic therapies.

For the three months ended September 30, 2020, we earned patient services revenues of $94,532 from our Toronto and New York clinics. Net loss for the current fiscal quarter of $3,932,444 was primarily due to general and administration expenses of $2,182,144, research and development expenses of $745,989, sales & marketing expenses of $268,475, patient services expenses of $232,114, occupancy costs of $111,877 and realized foreign exchange loss of $196,288. Net loss for the second fiscal quarter of 2020 of $514,643 was primarily due to general and administration expenses of $411,686, occupancy costs of $59,342 and sales and marketing expenses of $43,582.

For the six months ended September 30, 2020, we earned patient services revenues of $118,131 from our Toronto and New York clinics. Net loss of $6,891,348 was primarily due to general and administration expenses of $3,536,064, research and development expenses of $1,480,991, sales & marketing expenses of $420,307, patient services expenses of $289,089, occupancy costs of $175,660 and realized foreign exchange loss of $591,010. Net loss for the period ended September 30, 2019 of $681,418 was primarily due to general and administration expenses of $564,331, occupancy costs of $73,472 and sales and marketing expenses of $43,582.

General and Administration

Components of general and administrative expenses for the three and six months ended September 30, 2020 and periods ending September 30, 2019 were as follows:

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Personnel costs	957,336	67,082	1,707,175	78,766
External services	671,234	219,189	1,104,126	291,666
Share-based payments	347,375	66,751	451,045	131,484
Travel and entertainment	39,613	51,002	48,653	54,583
IT and technology	128,231	795	182,679	795
Office and general	38,355	6,867	42,386	7,037
Total general and administration	2,182,144	411,686	3,536,064	564,331

During the current fiscal quarter, we launched a beta testing version of Trip App. An updated version of the app was made available in both the iOS and Android app stores in October 2020.

Occupancy costs

Components of occupancy costs for the three and six months ended September 30, 2020 and periods ended September 30, 2019 were as follows:

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Operating rent expense (recovery)	(23,099)	45,702	10,370	59,832
Taxes, maintenance, insurance	10,592	10,250	17,602	10,250
Minor furniture and fixtures	103,139	-	104,422	-
Utilities and services	21,245	3,390	43,266	3,390
Total occupancy costs	111,877	59,342	175,660	73,472

Occupancy costs relate to our Toronto headquarters, Toronto, New York, Santa Monica and Chicago clinics. As we continue our rollout of clinics across North America, we anticipate we will open up to 6 additional clinics by the end of March 2021. Operating rent recovery of $23,099 for the 3 months ended September 30, 2020 relate to the application of prepaid rent deposits.

Sales and Marketing

Components of sales and marketing for the three and six months ended September 30, 2020 and periods ended September 30, 2019 were as follows:

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Brand and public relations	138,257	36,782	200,720	36,782
Conference fees	11,659	6,800	32,051	6,800
Personnel costs	53,847	-	85,164	-
External marketing services	64,712	-	102,372	-
Total sales and marketing	268,475	43,582	420,307	43,582

During the current fiscal quarter, we continued to build on organic and paid digital acquisition channels across all Field Trip locations, resulting in consistent growth in client enquiries week over week.

Research and Development

Components of research and development for the three and six months ended September 30, 2020 and periods ended September 30, 2019 were as follows:

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
External services	469,130	-	1,059,644	-
Personnel costs	152,364	-	294,786	-
Supplies and services	124,495	-	126,561	-
Total research and development	745,989	-	1,480,991	-

External services relate primarily to fees paid by FTNP to Darwin Inc., a third party, to manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations. The Jamaica Facility became fully operational in October 2020.

We also continued development of FT-104. Preliminary results of our FT-104 molecule experiments demonstrate that: (i) FT-104 is a near equipotent 5HT2A receptor agonist to psilocybin that can be delivered with high bioavailability; and (ii) FT-104 will likely produce a reliably short-duration of psychedelic experience in the range of two to four hours, which is approximately half the duration of psilocybin. Currently, FT-104 is in the pre-clinical development stage and optimization of a GLP synthesis of FT-104 is underway with completion expected before fiscal Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by fiscal Q3 2021.

Patient Services Expenses

Components of patient services expenses for the three and six months ended September 30, 2020 and periods ended September 30, 2019 were as follows:

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Personnel costs	199,835	-	253,123	-
Supplies and services	30,821	-	34,314	-
Payment provider fees	1,458	-	1,652	-
Total patient services expense	232,114	-	289,089	-

Finance Expense

Components of finance expense for the three and six months ended September 30, 2020 and periods ended September 30, 2019 were as follows:

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Interest expense on leases	(60,829)	-	(98,062)	-
Interest income on shareholders’ loan	628	-	1,249	-
Interest income on refundable lease deposit	1,916	-	3,562	-
Interest expense on loan	(133)	-	(133)	-
Interest income on bank balances	45	-	27	-
Total finance expense	(58,373)	-	(93,357)	-

Other Income (Expense)

Components of other income (expense) for the three and six months ended September 30, 2020 and periods ended September 30, 2019 were as follows:

	3 Months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$	$	$
Unrealized foreign exchange loss	(1,147)	-	(672)	-
Realized foreign exchange loss	(196,288)	-	(591,010)	-
Government assistance	39,009	-	57,009	-
Total other income (expense)	(158,426)	-	(534,673)	-

During the current fiscal quarter and six months ended September 30, 2020, we recorded a realized foreign exchange loss of $196,288 and $591,010, which reflected a strengthening of the U.S. dollar against the Canadian dollar on our U.S.-denominated bank balances.

We also applied for, and received, governmental assistance related to the COVID-19 pandemic:

(i)	The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 11 Loan Payable of our unaudited condensed interim consolidated financial statements for the three and six month periods ended September 30, 2020 and periods ended September 30, 2019).

(ii)	The 10%Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the 3 and 6 months ended September 30, 2020 the Company received wage subsidies of $0 and $18,000 respectively.

(iii)	The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

SELECTED FINANCIAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly information for all completed fiscal quarters of the Company up to September 30, 2020:

	3 Months ended September 30, 2020	3 Months ended June 30, 2020	3 Months ended March 31, 2020	3 Months ended December 31, 2019	3 Months ended September 30, 2019	Period from April 2, 2019 (Date of Incorporation) to June 30, 2019
	$	$	$	$	$	$
Revenue	94,532	23,599	1,000	-	-	-
Net Loss	(3,932,444)	(2,958,904)	(891,240)	(1,055,666)	(514,643)	(166,775)
Loss per share - basic and diluted	(0.16)	(0.21)	(0.05)	(0.10)	(0.08)	(0.03)

Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily from the issuance of equity. Our primary capital needs are funds to support the rollout of our North American clinics, to further advance our pioneering work with our next generation psychedelic molecule, FT-104 and our advanced research and development on psilocybin producing mushrooms in partnership with the UWI.

On April 2, 2019, the Company issued 6,300,630 Class A shares at a price of $0.055 per share yielding gross proceeds of $350,000.

On October 3, 2019, directors of the Company exercised options to purchase 2,700,270 Class A shares at a price of $0.00001 for gross proceeds of $27.

On October 19, 2019, the Company issued 2,510,000 Class A shares at a price of $0.50 per share yielding gross proceeds of $1,255,000. As part of the issuance, shareholder loans of $50,000 and $10,000 for the purchase of 100,000 and 20,000 shares respectively were entered into with advisors of the Company, payable 5 years from the loan date and bearing zero interest.

On January 29, 2020, the Company issued 9,431,023 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $8,487,962 USD or $11,195,540 CAD.

Total finance costs incurred for the issuance of share capital during the period ended March 31, 2020 was $19,297 CAD of which $7,299 CAD was settled via the issuance of 6,666 units of Class B shares at a price of $0.90 USD or $1.1884 CAD per share.

On May 20, 2020, the Company issued 76,240 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $68,616 USD or $95,617 CAD. The share issuance costs of $17,829 were settled via the issuance of 14,216 Class B shares at a price of $0.90 USD or $1.2542 CAD per share.

On August 11, 2020, directors of the Company exercised options to purchase 9,000,900 Class A shares at a price of $0.00001 for gross proceeds of $90.

On August 14, 2020, the Company completed brokered and non-brokered private placements of an aggregate of 5,516,724 class A shares in the capital of Field Trip, at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022.

On September 21, 2020, Field Trip completed a non-brokered private placement of an aggregate of 816,932 Field Trip Shares at a price of $2.00 per Field Trip Share for gross proceeds of $1,633,864.

On September 25, 2020, 600,000 common shares were issued as payment of milestone shares under the Jamaican SPA.

Upon closing of these transactions, all of the Class B Series 1 Shares were automatically converted into Class A Shares.

On September 17, 2020, the Group received a $40,000 interest-free loan under the federal Canadian Emergency Business Account (CEBA) program, and if required conditions are met, only 75% or $ 30,000 of the loan amount will need to be repaid by December 31,2022.

We periodically evaluate the opportunity to raise additional funds through either the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business; however, there can be no assurance that we will be successful in continuing to finance our operations.

The table below sets out our cash, restricted cash and working capital as at September 30 and March 31, 2020:

	As at September 30, 2020	As at March 31, 2020
	$	$
Cash	13,823,577	9,590,758
Restricted cash	218,448	100,000
Working capital	14,030,978	8,985,037

As at September 30, 2020, we had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. We also had $118,448 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

Working capital represents the excess of current assets over current liabilities. The increase in our cash and working capital was primarily due to cash provided by financing activities of $11,315,732, partially offset by cash used in operating activities of $5,789,269 and cash used in investing activities of $1,221,488.

The following table shows our cash flows from operating, investing and financing activities for the periods indicated:

	6 Months ended September 30, 2020	Period from April 2, 2019 (Date of Incorporation) to September 30, 2019
	$	$
Cash used in operating activities	(5,789,269)	(545,153)
Cash used in investing activities	(1,221,488)	(2,768)
Cash provided by financing activities	11,315,732	1,605,000

Cash used in operating activities

During the six months ended September 30, 2020, cash used in operating activities of $5,789,269 was the primary driver for the net loss of $6,891,348.

During the period from Apr 2 (date of incorporation) to September 30, 2019, cash used in operating activities of $545,153 was the primary driver of the net loss of $681,418.

Cash used in investing activities

During the six months ended September 30, 2020, cash used in investing activities consisted primarily of acquisition of property, plant and equipment for our New York, Santa Monica and Chicago clinics of $966,901 and acquisition of intangible assets of $200,075 relating to our digital patient portal (“Patient Portal”) and Trip App. Our Chicago clinic became operational in October 2020. We expect our Amsterdam clinic to become operational in March 2021.

During the period from April 2 (date of incorporation) to September 30, 2019, cash used in investing activities of $2,768 related to the acquisition of property, plant and equipment for our Toronto corporate office.

Cash provided by financing activities

During the six months ended September 30, 2020, cash provided by financing activities of $11,315,732 was primarily due to net proceeds of $11,706,367 upon closing of the Class A and Class B equity financing, repayment of lease obligation of $460,635 and CEBA loan proceeds of $30,000.

During the period from Apr 2 (date of incorporation) to September 30, 2019, cash provided by financing activities of $1,605,000 was due to net proceeds.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. In addition, the Company has committed purchase orders related to capital asset expansion all of which are expected to be paid within the next year. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:

	Expiry	Total	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Lease obligations	October 31, 2023 to June 30, 2030	917,066	176,037	305,604	129,015	306,410
Jamaica Facility	April 6, 2023	1,105,828	671,073	390,291	44,463	-
Capital commitments	N/A	-	-	-	-	-
		2,022,894	847,111	695,895	173,478	306,410

On April 6, 2020, FTNP entered into a partnership with UWI to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct the Jamaica Facility, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. To-date, we have incurred $228,074 in capital costs related to the Jamaica Facility.

CONTINGENCIES

Litigation

During the prior year, we terminated a lease contract with a lessor due to circumstances which we believe constituted a breach of contract by the lessor. Should we become involved in litigation due to the termination of this contract we believe we have prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

OUTSTANDING SHARE DATA

The Company has an unlimited number of Class A, Class B Series 1 and Class C common shares authorized for issuance, of which the following common shares are issued and outstanding as at September 30, 2020:

	As at	As at
	September 30, 2020	March 31, 2020
Class of Shares	$	$
A	37,007,886	11,510,900
B	-	9,431,023
Total shares issued and outstanding	37,007,886	20,941,923

For additional information on share data please refer to notes 3, 12 and 13 of the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020 and 2019 and notes 3, 10 and 11 of the audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing and are due on demand or five years from the date of note issuance.

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management personnel at September 30, 2020 included ten directors and executive officers of the corporation.

Compensation for key management personnel for the three- and six-month period ended September 30, 2020 consisted of salaries, short-term benefits and other compensation of $459,815 and $639,089 respectively. Directors and officers of the Company control 53% or 19,893,465 outstanding voting shares of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense, property plant and equipment, intangible assets and shareholder loans. We base our estimates and assumption on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 2 of our unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020 and the period from April 2, 2019 and (date of incorporation) to September 30, 2019 are more fully described in note 3 of our audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.

There have been no material changes in any of critical accounting policies and estimates during the three months ended September 30, 2020.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value

IFRS 13 – Fair Value Measurements provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 –   Quoted prices in active markets for identical instruments that are observable

Level 2 –   Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data

Level 3 –   Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Risks

The Company is exposed to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for review the Company’s financial risk management policies.

Credit Risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and accounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada, the United States, and Jamaica which we believe lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2020, the Company had $13,823,577 of cash and cash equivalents.

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $2,095,670 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at September 30, 2020, the Company held USD dollar denominated cash of $3,277,324 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $139,768 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at September 30, 2020 of $41,852. USD dollar expenses for the three months ended September 30, 2020 were $1,791,442 USD. Varying the foreign exchange rate for the three months ended September 30, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $23,871 assuming that all other variables remained constant.

SUBSEQUENT EVENTS

Reverse Takeover of Newton Energy Corporation

On October 1, 2020 Field Trip completed its previously announced going public transaction (the “Transaction”) with Newton Energy Corporation and Newton’s wholly-owned subsidiary Newton Energy Subco Limited. The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Newton changed its name to “Field Trip Health Ltd.” (the “Resulting Issuer”) and commenced trading on the Canadian Stock Exchange (“CSE”) on October 6, 2020, under the stock symbol FTRP.

Amended Stock Option Plan

In conjunction with the closing of the Transaction, Field Trip amended its Stock Option Plan on October 6, 2020. The maximum number of common shares reserved for issuance under the Stock Option Plan pursuant to options not intended as Incentive Stock Options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. The maximum number of Common shares reserved for issuance under the Stock Option Plan pursuant to ISOs is 7,500,000. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

Option Grants

On October 1, 2020, the Group issued 253,423 options at an issue price of $2.00 per Field Trip Share.

On November 2, 2020, the Group issued 65,000 options at an issue price of $2.68 per Field Trip Share.

Clinic Openings

Chicago

On July 21, 2020, the Group executed a lease agreement to build its Chicago clinic, commencing on October 1, 2020 and ending 132 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,115,479. Field Trip Health USA Inc. is a guarantor on the lease.

Atlanta

On October 7, 2020, the Group executed a lease agreement to build its Atlanta clinic, commencing on October 1, 2020 and ending 121 months from the first day of the first full month of the term. Total commitments under the lease are approximately $1,842,876.

Amsterdam

On October 7, 2020, the Group executed a lease agreement to build its Amsterdam clinic, commencing on November 1, 2020 and ending 72 months from the first day of the first full month of the term. Total commitments under the lease are approximately $1,967,114.

Houston

On October 28, 2020, the Group executed a lease agreement to build its Houston clinic, estimated to commence on January 1, 2021 and ending 63 months from the first day of the first full month of the term. Total commitments under the lease are approximately $1,237,388. Field Trip Health USA Inc. is a guarantor on the lease.

RISKS AND UNCERTAINTIES

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to Our Financial Position and Need for Additional Capital

Liquidity and Future Financing Risk

We will likely operate at a loss until our business becomes established and we may require additional financing in order to fund future operations and expansion plans. Our ability to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that we will be successful in our efforts to secure any additional financing or additional financing on terms satisfactory to management. Moreover, future activities may require us to alter our capitalization significantly and, if additional financing is raised by issuance of additional shares of Field Trip from treasury, control may change, and shareholders may suffer dilution. Our inability to access sufficient capital for its operations could have a material adverse effect on our financial condition and results of operations.

Impact of the COVID-19 Pandemic

COVID-19 is an infectious disease caused by severe acute respiratory syndrome coronavirus 2. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide, including Canada and the United States, enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a material adverse impact on our profitability, results of operations, financial condition and the trading price of our securities. Governments and central banks have reacted to the COVID-19 pandemic with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on our financial results and condition. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of our clinics is suspended or scaled back, or if its supply chains are disrupted, it may have a material adverse impact on our profitability, results of operations, financial condition and the trading price of our securities. To the extent that management or other personnel are unavailable to work due to the COVID-19 pandemic, whether due to illness, government action or otherwise, it may have a material adverse impact on our profitability, results of operations, financial condition and the trading price of our securities. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse impact on our profitability, results of operations, financial conditions and the trading price of our securities.

Limited Operating History

We have not yet generated material revenue. Field Trip was incorporated in April 2019 and thus has a limited operating history. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Speculative Nature of Investment Risk

An investment in the securities of Field Trip carries a high degree of risk and should be considered as a speculative investment. We have no history of earnings, limited cash reserves, limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future.

Risks Related to Our Business and Operations

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct our business, changes in health care laws and governmental regulations, and various other factors may significantly impact our ability to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges, must be made to operate the Clinics, regardless of whether we are generating revenue.

Non-Compliance with Laws

Non-compliance with federal, provincial, or state laws and regulations, or the expansion of current, or the enactment of new, laws or regulations, could adversely affect our business. The activities of the clinics and the medical personnel operating the clinics are subject to regulation by governmental authorities, and our business objectives are contingent, in part, upon personnel’s compliance with regulatory requirements enacted by these governmental authorities, and obtaining all regulatory approvals, where necessary, for the carrying on of business at the clinics. Any delays in obtaining, failure to obtain, or violations of regulatory approvals and requirements would significantly delay the development of markets and products and could have a material adverse effect on our business, results of operations and financial condition.

Risks related to Prescribing Medication

Provincial and state medical boards or other regulatory bodies could take disciplinary action against our physicians for excessive psychedelic prescriptions. Physician prescription patterns may be tracked and may be used to impose disciplinary action on physicians who prescribe psychedelics at a high rate. If any of our physicians are deemed to be prescribing psychedelics excessively, such physicians could face disciplinary action, including, revocation of the physician’s license. Any disciplinary action or license revocation of physicians who work at a clinic could result in such clinic not having sufficient physicians to address patient needs and could adversely affect our business.

Unfavourable Publicity or Consumer Perception

The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on our operational results, consumer base and financial results.

Social Media

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about Field Trip may be adverse to our interests or may be inaccurate, each of which may harm our business, financial condition and results of operations.

Patient Acquisitions

Our success will depend, in part, on our ability to attract and retain patients. There are many factors which could impact our ability to attract and retain patients, including the successful implementation of our patient-acquisition plans and the continued growth in the aggregate number of patients selecting psychedelic therapy as a treatment option. Our failure to acquire and retain patients as clients would have a material adverse effect on our business, operating results and financial condition.

Development Risks

Future development of our business may not yield expected returns and may strain management resources. Development of our revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts, and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.

Substantial Risk of Regulatory or Political Change.

The success of our business strategy depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. As of the date of this MD&A, Canada and the United States permit the use of ketamine or a derivative thereof as a treatment for certain mental health conditions; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting our ability to successfully operate or grow our business.

Government Regulations, Permits and Licenses

Our operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. We intend to fully comply with all governmental laws and regulations. The physicians that recommend psychedelic therapy to our patients will be subject to various federal, provincial and municipal laws in Canada. While there are currently no indications that we will require approval by a governmental or regulatory authority in Canada, the United States or Jamaica, such approvals may ultimately be required. If any permits are required for our operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on our business.

For instance, psilocybin is currently a controlled substance with no approved use in Canada or the United States. We selected Jamaica for Psilocybin research and development because Jamaica is one of the few jurisdictions in the world with a legal environment that would permit such activities with no regulatory requirements. If a medical use for psilocybin is not developed or, if developed, is not approved for use in Canada, the United States and other jurisdictions, the commercial opportunity that we are pursuing may be highly limited.

Our current and future operations are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or costs, or reduction in levels of our medical services.

Ketamine as a Pharmaceutical

We are currently administering oral ketamine lozenges to patients at the Toronto Clinic, which is not subject to OHPIP (as such term is defined below) oversight. We have received correspondence from the College of Physicians and Surgeons of Ontario (“CPSO”) advising that, while the administration of lozenges does not currently fall within the scope of the Out-of-Hospital Inspection Program (“OHPIP”), the OHPIP may be expanded in the future to include lozenges. To the extent that ketamine is administered by a member of the CPSO, we may have to cease administration of ketamine by physicians. In such an event and if required to continue operations, we intend to seek OHPIP certification for the Toronto Clinic, There is no guarantee that such certification will be obtained or obtained in a timely manner; therefore we have developed plans that we believe will enable us to continue operating the Toronto Clinic without seeking OHPIP certification. These plans include using medical professionals not subject to CPSO oversight. For instance, we have received legal advice that OHPIP does not apply to the prescribing or administration of oral ketamine lozenges by nurse practitioners. In either case, such result could have a material impact on our business and results of operations.

US law does not regulate the mode of administration of ketamine. Provided the physician is licensed, the method of administration is left to the discretion of the physician.

Non-Referrals

Physicians may not refer patients to the clinics. In addition, as the market grows, and general practitioners become more comfortable and knowledgeable about the psychedelic therapy industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Corporate Practice of Medicine and Fee Splitting in the United States

Our clinic operations in the United States are subject to Corporate practice of medicine and fee-splitting prohibitions which vary widely from state to state. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in various states that we operate. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, we contract with Professional Corporations, who in turn employ or retain physicians and other medical providers to deliver professional clinical services in our New York and Los Angeles clinics. The PC Clinics are wholly owned by providers licensed in their respective states, including Dr. Ben Medrano, and Dr. Randy Scharlach, who are members of the Professional Corporation (PC) Advisory Committee.

Under our MSA’s, when our PC Clinics provide professional clinical services to patients, we, as administrator, perform billing and collection services on behalf of the PC Clinics, and the PC Clinics receive the fees for the services provided. In return for these professional clinical, management, operational and administrative services, we receive fees from the PC Clinics that represent fair value. As a result, our ability to receive cash fees from the PC Clinics is limited to the fair market value of the services provided under the MSA’s. To the extent our ability to receive cash fees from the PC Clinics is limited, our ability to use that cash for growth, debt service or other uses at PC Clinics may be impaired and, as a result, our results of operations and financial condition may be adversely affected.

Our ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with the PC Clinics, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to our business. While the MSA’s prohibit us from controlling, influencing or otherwise interfering with the practice of medicine at each PC Clinic, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with the PC Clinics will be free from scrutiny from U.S. state authorities, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in our network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.

While we expect that our relationships with the PC Clinics will continue, a material change in our relationship with these entities, or among the PC Clinics, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with the PC Clinics, could impair our ability to provide services to our patients and could harm our business.

Dilution

The financial risk of our future activities will be borne to a significant degree by purchasers of our Common Shares. If we issue Common Shares from our treasury for financing purposes, control of Field Trip may change, and purchasers may suffer additional dilution.

Additional Requirements for Capital

Substantial additional financing may be required for us to successfully develop our business. No assurances can be given that we will be able to raise the additional capital that we may require for our anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to us, if at all. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion.

Negative Cash Flow from Operating Activities

We have had negative cash flow from operating activities since inception and may never be profitable. Significant capital investment will be required to achieve our existing plans. There is no assurance that our business will generate earnings, operate profitably, or provide a return on investment in the near future. Accordingly, we may be required to obtain additional financing in order to meet our future cash commitments

Management of Growth

We may be subject to growth-related risks, including pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth could have a material adverse impact on our business, operations and prospects. While we believe that we will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, we may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage our current operations and any future growth effectively, we will also need to continue to implement and improve our operational, financial and management information systems and to hire, train, motivate, manage and retain employees. There can be no assurance that we will be able to manage such growth effectively, that management, personnel or systems will be adequate to support the our operations or that we will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Dependence on Management Team

We depend on certain key senior managers who have developed strong relationships in the industry to oversee our core marketing, business development, operational and fund-raising activities. Their loss or departure in the short-term would have an adverse effect on our future performance.

Reliance on Third Parties

We rely on outside sources to manufacture the psychedelics used in the clinics and further rely on outside sources to stock and distribute, via a prescription by a licensed physician, the psychedelics used in the clinics. The failure of such third parties to deliver either components or finished goods on a timely basis could have a material adverse effect on our business. As these are third parties over which we will have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on our business, financial condition and operating results.

Intellectual Property

We currently do not have any registered trademarks. Failure to obtain or register trademarks for “field trip” could require us to rebrand, resulting in a material adverse impact on its business. If we are unable to register or, if registered, maintain effective patent rights for its product candidates, we may not be able to effectively compete in the market. If we are not able to protect our proprietary information and know-how, such proprietary information may be used by others to compete against us. We may not be able to identify infringements of our patents (if and when granted), and, accordingly, the enforcement of our intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay our development and commercialization efforts.

Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products and to conduct existing research, and could require financial resources to defend litigation, which may be in excess of our ability to raise such funds. There is no assurance that our patent applications submitted or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us may be challenged, invalidated or circumvented. To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we will be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided we have the funds to enforce its rights, if necessary.

Competition

The psychedelic therapy industry is intensely competitive, and we compete with other companies that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing. It is possible that physicians or other third parties could also establish their own psychedelic therapy clinics that are similar to ours, as there are no significant barriers to entry. An increase in competition for psychedelic therapy may decrease prices and result in lower profits. This increases the risk that we will not be able to access financing when needed, or at all.

In relation to FT Discovery, the biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which FT-104 or our other product candidates may be useful. Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than we in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than us.

Litigation

We may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others if a physician at one of our clinics causes injury, which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for our Common Shares. Even if we are involved in litigation and win, litigation can redirect significant resources. Litigation may also create a negative perception of our business.

Insurance Coverage

We believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. Moreover, there can be no guarantee that we will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.

Holding Company

Field Trip Health Ltd. is a holding company and essentially all of its assets are the shares of its material subsidiary, Field Trip Psychedelics Inc., and, in turn, all of this subsidiary’s material assets are the shares of its material subsidiaries, Field Trip Health Inc., Field Trip USA and FTNP. As a result, investors in the holding company are subject to the risks attributable to its subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, as applicable. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of any indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries or clinics before the holding company.

Smaller Companies

Market perception of junior companies may change, potentially affecting the value of investors’ holdings and our ability to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded smaller companies can be highly volatile. The value of our Common Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of our Common Shares.

A Significant Number of Our Common Shares are owned by a Limited Number of Existing Shareholders

Field Trip’s management, directors and employees own a substantial number of our outstanding Common Shares (on a non-diluted and partially-diluted basis). As such, management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to our shareholders.

Difficult to Forecast

We must rely largely on our own market research to forecast the utilization of our services, as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelics industry in Canada and the U.S. A failure in the demand for our services to materialize as a result of competition, technological change, market acceptance or other factors could have a material adverse effect on our business, results of operations and financial condition.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the FT Discovery, or the clinics, could adversely affect our ability to finance future developments or the price of our Common Shares, and our business and financial results could be materially and adversely affected.

Current Market Volatility

The securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market our Common Shares will be subject to market trends generally, notwithstanding any potential success of Field Trip. The value of our Common Shares will be affected by such volatility.

Conflicts of Interest

Some of Field Trip’s directors and officers may act as directors and/or officers of other health and wellness companies. As such, such directors and officers may be faced with conflicts of interests when evaluating alternative health and wellness opportunities. In addition, our directors and officers may prioritize the business affairs of another company over the affairs of the Company. To mitigate this risk, we have implemented a conflict of interest policy for all directors, officers, employees and contractors of the Company.

Personnel

We have a small management team, and the loss of any key individual could affect our business. Additionally, we will be required to secure other personnel to facilitate our marketing and development initiatives. Any inability to secure and/or retain appropriate personnel may have a materially adverse impact on our business and operations.

Currency Exchange Rates

Exchange rate fluctuations may adversely affect our financial position and results. It is anticipated that a significant portion of our business will be conducted in the United States using U.S. dollars. Our financial results will be reported in Canadian dollars and costs will be incurred primarily in U.S. dollars. The depreciation of the Canadian dollar against the U.S. dollar could increase the actual capital and operating costs of our U.S. operations and materially adversely affect the results presented in our financial statements. Currency exchange fluctuations may also materially adversely affect our future cash flow from operations, our results of operations, financial condition and prospects.

Volatility of Field Trip Common Share Price

Investors should be aware that the value of our Common Shares may be volatile. Investors may, on disposing of their Common Shares, realise less than their original investment, or may lose their entire investment. Our Common Shares, therefore, may not be suitable as an investment.

The market price of our Common Shares may not reflect the underlying value of our net assets. The price at which our Common Shares trade, and the price at which investors may purchase and sell their Common Shares, is influenced by a large number of factors, some specific to us and our proposed operations, and some which may affect the sectors in which we operate. Such factors could include the performance of our operations, large purchases or sales of our Common Shares, liquidity or the absence of liquidity in our Common Shares, legislative or regulatory changes relating to the business of Field Trip, and general market and economic conditions.

Substantial Number of Authorized but Unissued Shares

We have an unlimited number of Field Trip Common Shares that may be issued by the Board without further action or approval of our shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the our shareholders.

Enforcement of Legal Rights

In the event of a dispute arising from our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada. Similarly, to the extent that our assets are located outside of Canada, investors may have difficulty collecting from us any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. We may also be hindered or prevented from enforcing our rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Emerging Market Risks

We have operations in Jamaica, an emerging market country, and may have operations in additional countries in the future. Such operations expose us to the socio-economic conditions as well as the laws governing our activities in Jamaica and any other jurisdiction where we may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where we may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where we may have operations in the future may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact our operations in Jamaica or other countries where we may have operations in the future. We continue to monitor developments and policies in Jamaica to assess the impact thereof to our operations or future operations; however, such developments cannot be predicted and could have an adverse effect on our operations in Jamaica.

Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect our business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect our business, financial condition and results of operations.

Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of Field Trip.

The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which we may expand are different from those in which we currently operate. The officers and directors of the Company will rely, to a great extent, on our local legal counsel and local consultants and advisors in respect of legal, banking, labour, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect our operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by us. Further, there can be no assurance that we will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on our research and development business and the results of its research and development operations.

In the event of a dispute arising in connection with our operations in Jamaica or another a foreign jurisdiction where we may conduct business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of our operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and our possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

Agriculture

FT Discovery’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases, and invasive species. Although we expect that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any future production.

Violations of Laws and Regulations Related to Drug Development

In Canada and the United States, certain psychedelic drugs, are classified as Schedule I drugs under the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (United States) and as such, certain medical and recreational use is illegal under the Canada and U.S. federal laws. FT Discovery’s programs involving psilocybin are limited to Jamaica and conducted in strict compliance with the laws and regulations of Jamaica. As such, all facilities engaged with such substances by or on our behalf do so in compliance with appropriate governmental agencies. While we focus on programs using psychedelic inspired compounds, we do not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which we operate and do not intend to have any such involvement. However, a violation of any Canadian, United States or Jamaican laws and regulations, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which we operates, or private citizens or criminal charges which could have an adverse effect on our operations.

Drug Development

Given the early stage of FT Discovery’s product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market our future products. We currently have no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. We have not yet completed later stage clinical trials for any of our product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or our collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and we can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of FT Discovery’s product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles, which would affect our ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If we are unable to successfully market and commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

We can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our future clinical trials of FT-104, the development timeline and regulatory approval and commercialization prospects for FT-104, would be materially adversely affected which may in turn materially adversely impact our business.

Reliance on Third-Parties – Drug Development

We rely on third parties to conduct a significant portion of our pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

Pre-clinical and clinical development activities must be carried out in accordance with Good Laboratory Practices (“GLP”). GLP was originally established by the Organization for Economic Co-operation and Development (“OECD”) to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (Good Laboratory Practice regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third parties or service providers fails to meet GLP requirements, our pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.

We have no manufacturing experience and will rely on contract manufacturing organizations (“CMOs”) to manufacture our product candidates for pre-clinical studies and clinical trials. We will rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practices (“cGMP”) regulations applicable to its products. The FDA and Health Canada ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with suppliers for FT-104 drug substance production but in the event that the selected provider is unable to scale up production, or if it otherwise experiences any other significant problems and we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of FT-104, or other product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Commercial Grade Development

To date, FT-104 has been manufactured in small quantities for pre-clinical studies. In order to commercialize our product, we need to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If we have not scaled up and validated the commercial production of our product prior to the commencement of pivotal clinical trials, we may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If we do not have commercial drug supply available when needed for pivotal clinical trials, our regulatory and commercial progress may be delayed, and we may incur increased product development costs. This may have a material adverse effect on our business, financial condition and prospects, and may delay marketing of our product.

Clinical Testing

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for FT-104 or any other product candidates if developed by us, we may be required to have an allowed investigational new drug application (“IND”) (or equivalent) for each product candidate and to file additional INDs prior to initiating any additional clinical trials for FT-104. We believe that the data from our studies will support the filing of additional INDs to enable us to undertake additional clinical studies as we have planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit our opportunity to generate revenue.

Patients for Clinical Trials

If FT-104 advances from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all.

Regulatory Approval Process

Our development and commercialization activities related to FT-104 or other product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries, including Jamaica. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favourable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

Cyber-Attacks

Our operations depend, in part, on how well we protect our information technology systems, networks, equipment and software from damages from a number of threats. Events such as cable cuts, power loss, hacking, computer viruses and theft could result in information system failures, delays and/or increase in capital expenses for the Company. While we implement protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly.

Reliance upon Insurers and Governments

Even if we are able to commercialize pharmaceutical product candidates, the products may not receive adequate reimbursement from government or private pay insurers. Additionally, fluctuations in drug prices caused by governments and insurers could affect our business.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

Certain directors and officers of Field Trip reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.